

June 21, 2013

Via E-mail
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

Re: Valero Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-13175

Dear Mr. Ciskowski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz *for*

Karl Hiller
Branch Chief